Exhibit 99.2

CTRIP.COM INTERNATIONAL, LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CTRP)

NOTICE OF ANNUAL GENERAL MEETING

To be held on October 26, 2012

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Ctrip.com International, Ltd. (the “Company”) will be held at 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China on October 26, 2012 at 10:00 a.m. (Beijing time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following resolution as a special resolution:

“RESOLVED, as a special resolution:

THAT the deletion of the following sentence from Article 80 of the Company’s currently effective amended and restated memorandum and articles of association, which has been approved by the resolutions of the Company’s board of directors passed on July 3, 2012, be and hereby is authorized and approved:

“One (1) Director shall be appointed by Rakuten, Inc. (“Rakuten”) so long as Rakuten owns at least 3,322,500 ordinary shares of the Company.”

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

The AGM will also serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on September 18, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s 2011 annual report on Form 20-F, free of charge, from the Company’s website at http://ir.ctrip.com, or by writing to Investors Relations Department, Ctrip.com International, Ltd., 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, or by email to iremail@ctrip.com.

By Order of the Board of Directors,
Ctrip.com International, Ltd.

James Jianzhang Liang
Chairman

Shanghai, PRC

July 8, 2012